UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52909

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **April 1, 2022** AND ENDING **March 31, 2023**

MM/DD/YY ___ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Donnelly Penman & Partners, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20902 Mack Avenue, Suite 200

(No. and Street)

Grosse Pointe Woods **MI** **48236**

(City) ___ (State) ___ (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sharon A. Schuster **(313) 393-3060** sschuster@donnellypenman.com

(Name) ___ (Area Code – Telephone Number) ___ (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Suite 201 **Frankfort** **IL** **60423**

(Address) ___ (City) ___ (State) ___ (Zip Code)

12/21/2010 **5376**

(Date of Registration with PCAOB)(if applicable) ___ (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Sharon A. Schuster_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Donnelly Penman & Partners, Inc._____, as of __March 31_____, 2 __023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Bonnie Somerville
Notary Public State of Michigan
Macomb County
My Commission Expires 9/17/2028
Acting in the County of Wayne

Bonnie Somerville

Notary Public

Signature: _Sharon A Schuster_

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ **(a)** Statement of financial condition.
- ☐ **(b)** Notes to consolidated statement of financial condition.
- ☑ **(c)** Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ **(d)** Statement of cash flows.
- ☑ **(e)** Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ **(f)** Statement of changes in liabilities subordinated to claims of creditors.
- ☑ **(g)** Notes to consolidated financial statements.
- ☑ **(h)** Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ **(i)** Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ **(j)** Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ **(k)** Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ **(l)** Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ **(m)** Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ **(n)** Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ **(o)** Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ **(p)** Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ **(q)** Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ **(r)** Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ **(s)** Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ **(t)** Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ **(u)** Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ **(v)** Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ **(w)** Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ **(x)** Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ **(y)** Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ **(z)** Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Fiscal Year Ended March 31, 2023

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TABLE OF CONTENTS



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Donnelly Penman & Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Donnelly Penman & Partners, Inc. (the "Company") as of March 31, 2023, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Donnelly Penman & Partners, Inc.'s auditor since 2019.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 11, 2023

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

DONNELLY PENMAN & PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2023

ASSETS

Current Assets:

Cash and cash equivalents	$	555,617
Accounts receivable - trade		104,859
Accounts receivable - other		1,244
Security deposit		6,883
Prepaid expenses		89,361
Total Current Assets		757,964

Property and Equipment:

Computer equipment	57,786
Furniture and fixtures	103,392
Leasehold improvements	15,000
Vehicles	25,273
Total	201,451
Less: Accumulated depreciation and amortization	157,221
Net Property and Equipment	44,230

Other Assets:

Operating lease right-of-use, less accumulated amortization of $103,145 (Note 1 and 2)	57,741
Total Other Assets	57,741

Total Assets	$	859,935

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Accounts payable	$	14,830
Deferred revenue (Note 1 and 4)		49,166
Accrued expenses		16,550
Accrued profit sharing		34,800
Total Current Liabilities		115,346

Other Liabilities:

Operating lease right-of-use (Note 1 and 2)	57,741

Total Liabilities	173,087

Shareholders' Equity:

Common stock, no par value, 60,000 shares authorized; 11,158 shares issued and outstanding	197,196
Additional paid-in capital	11,993
Retained earnings	477,659
Total Shareholders' Equity	686,848

Total Liabilities and Shareholders' Equity	$	859,935

The accompanying notes are an integral part of these financial statements.

___

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Donnelly Penman & Partners, Inc. (the "Company") is a closely-held corporation located in Grosse Pointe Woods, Michigan. The Company provides investment banking and financial and investment advisory services to both public and private companies. Services are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, service and retail. Investment banking services generated all the Company's revenue in fiscal year 2023.

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Concentration of Credit Risk

The Company deposits cash primarily with a major bank within the United States of America and at times throughout the year may maintain balances that exceeds federally insured limits of $250,000 per depositor, per insured bank. The Company also maintains an account with a credit union, which is federally insured up to $250,000, per depositor, per insured credit union. Uninsured deposits totaled approximately $77,000 at March 31, 2023. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any unusual credit risk on cash or cash equivalents.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting year. Accordingly, actual results could differ from those estimates.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable - Trade
The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral. Trade accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. Balances that are still outstanding after the Company has attempted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management did not consider an allowance necessary at March 31, 2023.

Property and Equipment, Depreciation and Amortization
Property and equipment are recorded at cost. Depreciation and amortization are expensed over the estimated useful lives of the related assets, using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Management reviews these assets for impairment when circumstances or events indicate that the carrying value may not be recoverable.

The Company uses the following estimated useful lives for assets placed in service:

Description	Asset Lives
Computer equipment, Vehicles	3 - 5 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	Lesser of lease term or estimated life

Adoption of ASC Topic 842, Leases
On January 1, 2019, the Company adopted the requirements of Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) issued by the Financial Accounting Standards Board ("FASB"). The core principle of this standard is that lessees should recognize assets and liabilities arising from all leases with a term of 12 months or more. The objective of this ASU is to increase transparency and comparability between organizations that enter into lease agreements. The key differences of the new standard for operating leases from the previous guidance (Topic 840) are the recognition of a right-of-use (ROU) asset and lease liability on the balance sheet. The standard requires disclosures to meet the objective of enabling users of the financial statements to assess the amount and timing of lease expenses.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities. ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured at the present value of the lease payments over the lease term. The Company uses the rate implicit (discount rate) in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any accrued payments less any unamortized lease incentives received, and any impairment recognized. Lease expense is recognized on a straight-line basis over the lease term with a discount rate of 4%.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Revenue Recognition

Revenues from investment banking services primarily consist of fees generated in connection with merger and acquisition, capital raising and other financial advisory services. Fees are recognized when services have been rendered based on the terms of the signed contract with the customer or when the engagement is cancelled.

Effective January 1, 2018, the Company adopted ASU 2014-09, "Revenue From Contract With Customers (Topic 606). See Note 4 for further information.

Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code Section 1362, which provides that in lieu of corporate income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. The Company may also be liable for other state and local income taxes in jurisdictions where it has nexus.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes (cont.)

Management has analyzed the Company's material tax positions and has determined that no material uncertain tax positions exist that require recognition or disclosure in the accompanying financial statements. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2018.

Note 2 – LEASE COMMITMENTS

The Company has the following operating lease at March 31, 2023:

Right of Use Balance	Monthly Lease Payment		Remaining Lease Term
$57,741	$4,583	Year 1	1.00 year
	$4,750	Year 2	
	$4,917	Year 3	

Fiscal Year Ending March 31	Commitments	
2024	$	59,000
Imputed Interest		(1,259)
Lease Liability	$	57,741

Note 3 - COMMON STOCK

The Company redeemed 349 shares of common stock from the resignation of a non-majority shareholder for approximately $10,000. The Company and its shareholders are party to a Shareholder Agreement (the "Agreement") dated September 1, 2016. Under the Agreement, the Company will purchase a shareholder's common stock at termination of employment of the shareholder. The purchase price will vary based on the reason for termination and will range between 50% and 100% of Book Value, as defined in the Agreement.   The purchase price may also be reduced for the shareholder's portion of contractual liabilities, as defined in the Agreement, existing at the time of termination. The Company also has the option to reallocate shares annually based on the discretion of the Company's Executive Committee. The purchase price for these shares will be at 100% of Book Value.

Note 4 – REVENUE

The Company earns all of its revenue from investment banking service contracts (engagements) with customers for mergers and acquisitions, capital raising and financial advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine performance obligations and whether performance obligations are satisfied at a point in time or over time. Revenue from upfront fees are amortized over time to match the continued delivery of performance obligations to the customers over an estimated period of time. Unearned revenue is recorded on the Statement of Financial Condition as deferred revenue.

The Company's investment banking engagements typically provide for a) a non-refundable up-front fee (amortized over the average six month life of an engagement); b) non-refundable monthly/quarterly fees (recognized monthly/quarterly for services performed); c) a success fee (recognized in the month a transaction successfully closes); d) consulting fees (recognized in the month that services are performed); and e) commissions (recognized upon the sale of securities offered when the Company acts as an agent). Should an engagement get cancelled, any unrecognized up-front fee is immediately recognized as income. Unrecognized up-front fees are recorded as deferred revenue. The balance at March 31, 2023 is $49,166.

The following table presents revenue by major source:

	Total
Mergers and acquisitions	
Success fees	$ 2,575,042
Non-refundable monthly/quarterly fees	1,088,750
Non-refundable up-front fees	387,084
Other consulting fees	114,312
Total mergers and acquisitions revenue	4,165,188
Capital raising - commissions	248,460
Other financial advisory services - consulting fees	345,489
Reimbursable expenses	14,136
Total revenue from contracts with customers	$ 4,773,273

Customer Concentrations
The Company had four customers that represented approximately 58% of total revenues for the fiscal year ending March 31, 2023.

Note 5 – RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement during the fiscal year to lease office space from a Michigan limited liability company. Members are also shareholders of the Company. The lease calls for monthly rental payments of $2,300 and monthly operating escrow payments of $750 through November 30, 2023. The Company also pays all the costs of utilities and maintenance, repairs and taxes in excess of the available escrow balance on the leased space. Rental & escrow expense for the related party lease was approximately $12,000 for the year ended March 31, 2023.

Note 6 - QUALIFIED RETIREMENT PLANS

The Company sponsors a profit-sharing plan (the "Plan") with a safe-harbor provision for all employees who have attained the age of twenty-one and completed one year of service. Each year the Company may make a profit-sharing contribution to the Plan at the discretion of the Board of Directors. Contributions approved by the Board of Directors for calendar year 2022 totaled approximately $189,000, which are included in compensation and benefits in the Statement of Operations.

Note 7 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934, Rule 15c3-1 (the Rule), and computes its net capital under the alternative method permitted by the Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company. Total required net capital under the Rule is $5,370 at March 31, 2023. At March 31, 2023 net capital under the Rule was $475,071, which was $469,701 in excess of its minimum dollar amount requirement. The net capital ratio was .17 at March 31, 2023.

Note 8 - REGULATORY COMPLIANCE

The Company is a member of the Financial Industry Regulatory Authority (FINRA), the largest independent regulator for all securities firms doing business in the United States. As such, the Company is required to comply with various regulations set forth by FINRA, and from time to time is subject to FINRA examination to ensure compliance with current regulations. Any noncompliance with such rules and regulations may subject the Company to disciplinary actions, including, but not limited to, fines, suspension or possible loss of membership. Accordingly, any noncompliance could result in actions by FINRA that have a materially adverse impact on the Company's financial position, results of operations or cash flows.

Note 9 - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to March 31, 2023, the most recent statement of financial condition presented herein, through May 11, 2023, the date the financial statements were available to be issued. The following event was identified: On May 3, 2023, the Company entered into an agreement regarding revenue to be recorded subsequent to March 31, 2023, from a customer who filed for relief under chapter 11 of the Bankruptcy Code. The terms of the agreement are subject to approval at a court hearing which is scheduled to take place on June 8, 2023. The Company's management believes the agreement will be approved.

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